# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneMedNet Corporation, CIK 0001849380
CUSIP: 68270C103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Trident Court, 1 Oakcroft Road, Chessington, Surrey, United Kingdom (X0), Kt9 1bd
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-004272
Filed by CIK 0001389507

## Reporting persons
- DISCOVERY CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of September 30, 2025, the Reporting Persons held 2,301,791 shares.
- ROBERT K. CITRONE: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DISCOVERY GLOBAL OPPORTUNITY MASTER FUND, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: OneMedNet Corporation
Address of issuer's principal executive offices: 6385 Old Shady Oak Road, Suite 250, Eden Prairie, Minnesota 55344

## Item 2. Person Filing
Name of person filing:
Discovery Capital Management, LLC
Robert K. Citrone
Discovery Global Opportunity Master Fund, Ltd.
Address of principal business office or, if none, residence:
Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America

Robert K. Citrone
c/o Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America

Discovery Global Opportunity Master Fund, Ltd.
c/o Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America
Citizenship:
Discovery Capital Management, LLC - Connecticut
Robert K. Citrone - United States
Discovery Global Opportunity Master Fund, Ltd. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Percent of class:
Discovery Capital Management, LLC - 0.0%
Robert K. Citrone - 0.0%
Discovery Global Opportunity Master Fund, Ltd. - 0.0%
Sole power to vote or to direct the vote:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Shared power to vote or to direct the vote:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Sole power to dispose or to direct the disposition:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Shared power to dispose or to direct the disposition:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Discovery Capital Management, LLC. None of those advisory clients, other than Discovery Global Opportunity Master Fund, Ltd, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- DISCOVERY CAPITAL MANAGEMENT, LLC: By: /s/ Robert K. Citrone, Robert K. Citrone, Managing Member (11/14/2025)
- ROBERT K. CITRONE: By: /s/ Robert K. Citrone, Robert K. Citrone (11/14/2025)
- DISCOVERY GLOBAL OPPORTUNITY MASTER FUND, LTD.: By: /s/ Robert K. Citrone, Robert K. Citrone, Director (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.